UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42810

YD Bio Limited

(Exact name of registrant as specified in its charter)

12F., No. 3, Xingnan St.,

Nangang Dist.,

Taipei City 115001, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Change in Certifying Accountant

Non-continuation of services of previous independent registered public accounting firm

On September 16, 2025, YD Bio Limited (the “Company”) notified CBIZ CPAs P.C. (“CBIZ CPAs”), the Company’s then-current independent registered public accounting firm, that the Company’s engagement of CBIZ CPAs for its audit and related services had terminated, effective as of September 16, 2025 (the “Termination Date”), and that such engagement was not being renewed in respect of the fiscal year ending December 31, 2025.

The decision to terminate CBIZ CPAs’s engagement was approved by the audit committee of the Company’s board of directors (the “audit committee”) and the Company’s board of directors (the “Board”).

Since the Company’s inception on February 6, 2024 and through the Termination Date, the reports of CBIZ CPAs on the Company’s consolidated financial  statements did not contain any adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope, or accounting principle, except that, the reports included an explanatory paragraph relating to substantial doubt about the Company’s ability to continue as a going concern.

Since the Company’s inception on February 6, 2024 and through the Termination Date, there were no disagreements  between the Company and CBIZ CPAs on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of CBIZ CPAs, would have caused it to make reference to the subject matter of such disagreement in connection with its audit reports on the Company’s financial statements.

Since the Company’s inception on February 6, 2024 and through the Termination Date, none of the events listed in paragraphs (a)(1)(v)(A) through (a)(1)(v)(D) of Item 16F of Form 20-F promulgated by the Securities and Exchange Commission (the “SEC”) (“Form 20-F”) (involving CBIZ CPAs having advised the Company as to the matters described in those paragraphs) occurred.

Appointment of new independent registered public accounting firm

On September 16, 2025, but effective as of September 17, 2025 (the “Engagement Date”), the Company engaged ARK Pro CPA & Co (“ARK”), as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025. The decision to engage ARK as the Company’s independent registered public accounting firm has been approved by each of the audit committee and the Board.

Since the Company’s inception on February 6, 2024 and through the Engagement Date, the Company had not consulted with ARK regarding either:

(i) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that ARK concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to that Item) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

The Company furthermore did not consult with CBIZ CPAs regarding any issue described in the foregoing two paragraphs.

Previous independent registered public accounting firm review of disclosures

The Company has provided CBIZ CPAs with a copy of the disclosures that it has made in this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) in accordance with Item 16F(a)(3) of Form 20-F and requested from CBIZ CPAs a letter addressed to the SEC stating whether CBIZ CPAs agrees with the statements that the Company has made in response to Item 16F(a) and, if not, stating the respects in which it does not agree. A copy of that letter is furnished as Exhibit 16.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from CBIZ CPAs P.C., dated September 17, 2025, as to the change in certifying accountant of YD Bio Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YD Bio Limited

By:	/s/ Edmund Hen
Name:	Edmund Hen
Title:	Chief Financial Officer

Date: September 19, 2025

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